Exhibit 99.2

XTL Biopharmaceuticals Ltd.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 27, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Josh Levine, Chief Executive Officer, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in XTL Biopharmaceuticals Ltd. (the “Company”) which the undersigned is entitled to vote at the 2017 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Cederboum & Co., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on July 27, 2017 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

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ANNUAL GENERAL MEETING OF SHREHOLDERS OF

XTL BIOPHARMACEUTICALS LTD.

July 27, 2017, 11:00 a.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2017 and until the Company’s next annual general meeting of shareholders, and to authorize the Audit Committee to fix such accounting firm’s compensation.

☐	for	☐	against	☐	abstain

2.	To elect Alexander Rabinovitch to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

3.	To re-elect Dr. Jonathan Schapiro to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

4.	To re-elect Shlomo Shalev to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

5.	To re-elect Doron Turgeman to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

6.	To re-elect Dr. Dobroslav Melamed to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

7.	To increase the Company’s authorized share capital by NIS 75,000,000, such that following the increase, the authorized share capital shall equal NIS 145,000,000 divided into 1,450,000,000 ordinary shares, par value NIS 0.1 each. It is hereby clarified that Proposals 7 and 8 are combined proposals, the rejection of one of which will lead to the rejection of the other.

☐	for	☐	against	☐	abstain

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8.	To amend Section 4 of the Articles of Association of the Company to implement the increase in authorized share capital by NIS 75,000,000 to read as follows “The authorized share capital of the Company is NIS 145,000,000 (One Hundred and Forty Five Million New Israel Shekel) divided into 1,450,000,000 (One Billion Four Hundred and Fifty Million New Israel Shekel) Ordinary Shares, nominal value NIS 0.1.” It is hereby clarified that Proposals 7 and 8 are combined proposals, the rejection of one of which will lead to the rejection of the other.

☐	for	☐	against	☐	abstain

9.	To approve Mr. Levine’s new employment terms as set forth in the New Agreement with Mr. Levine.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Mr. Levine’s employment terms other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

10.	To approve the Company’s new Compensation Plan, in accordance with the requirements of the Israeli Companies Law 5759-1999, a copy of which is attached as Annex D in the accompanying proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of the Company’s Compensation Plan other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

	Date: ________, 2017		Date_________, 2017
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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